

February 3, 2015

Via E-mail
Robb Voyles
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re:**   **Halliburton Company**
> **Registration Statement on Form S-4**
> **Filed December 22, 2014**
> **Response dated January 23, 2015**
> **File No. 333-201181**

Dear Mr. Voyles:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annex A

Unaudited Pro Forma Condensed Combined Financial Statements, page 3

Note 3. Pro Forma Adjustments, page 10

1.   We note from your response to comment 6 in our letter dated January 13, 2015 that the retention bonuses reflected in pro forma adjustment (f) may be allocated by Baker Hughes and could be paid to its employees at any time from the date of signing of the merger agreement and the time the merger is consummated and that Baker Hughes currently anticipates that any such retention bonuses would be payable at the closing of the merger. Based on the clarification you provided, it does not appear that this pro forma adjustment meets the factually supportable criteria in Article 11 of Regulation S-X as the outcome of paying the retention bonuses appears based on an expectation that is

uncertain at this point in time. Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to remove this adjustment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions regarding comments on the financial statements and related matters, you may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kelly B. Rose
        Baker Botts L.L.P.